SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission File Number: 1-5415

A. M. CASTLE & CO. EMPLOYEES’ PROFIT SHARING PLAN

(Employer Identification Number 36-0879160, Plan Number 002)

(Full title of plan)

A. M. CASTLE & CO.

(Name of issuer of securities held pursuant to the plan)

3400 North Wolf Road; Franklin Park, Illinois 60131

(Address of principal executive offices of issuer of securities)

See accompanying notes to financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A. M. CASTLE & CO. EMPLOYEES’ PROFIT

SHARING PLAN

By: /s/ Paul J. Winsauer	_
Plan Administrator

Date: June 29, 2007

See accompanying notes to financial statements.

A. M. CASTLE & CO.

EMPLOYEES’ PROFIT SHARING PLAN

FINANCIAL STATEMENTS

December 31, 2007 and 2006

See accompanying notes to financial statements.

EMPLOYEES' PROFIT SHARING PLAN

FINANCIAL STATEMENTS

December 31, 2007 and 2006

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

STATEMENTS OF NET OF ASSETS AVAILABLE FOR BENEFITS	2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULES

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT
PARTICIPANT CONTRIBUTIONS.....................................................................	10

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	11

See accompanying notes to financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee and Plan

Administrator of A.M. Castle & Co.

Employees' Profit Sharing Plan

Franklin Park, Illinois

We have audited the accompanying statements of net assets available for benefits of A.M. Castle & Co. Employees' Profit Sharing Plan ("the Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of A.M. Castle & Co. Employees' Profit Sharing Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois

June 30, 2008

See accompanying notes to financial statements.

1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

2007	2006

ASSETS

Investments, at fair value (Note 2)	$81,834,325	$74,414,093
Participant loans	1,676,320	1,553,086
Total investments	83,510,645	75,967,179

Receivables

Employer contribution	3,003,140	3,045,512
Participant contributions	185,558	257,183
Total receivables	3,188,698	3,302,695

Total assets	86,699,343	79,269,874

NET ASSETS AVAILABLE FOR BENEFITS	$86,699,343	$79,269,874

See accompanying notes to financial statements.

2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2007

Additions to net assets attributed to:

Investment income
Net appreciation in fair value of investments	$6,594,557
Interest	118,088
Dividends	652,245
Total investment income	7,364,890

Contributions
Employer	3,465,040
Participant	3,040,877
Rollovers from other qualified plans	439,747
Total contributions	6,945,664

Total additions	14,310,554

Deductions from net assets attributed to:

Benefits paid to participants	6,769,885
Administrative fees	111,200
Total deductions	6,881,085

Net increase in net assets	7,429,469

Net assets available for benefits

Beginning of year	79,269,874

End of year	$86,699,343

See accompanying notes to financial statements.

3

A. M. CASTLE & CO.

EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of A. M. Castle & Co. Employees’ Profit Sharing Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General: The Plan was established on January 1, 1957. The Plan was amended and restated from time to time to provide a means for eligible (salaried and nonsalaried) employees to participate in the earnings of A. M. Castle & Co. in order to build a supplemental retirement fund and to provide additional disability and death benefits. Participants should refer to the plan document for more complete information.

The Plan is a defined contribution profit-sharing and 401(k) plan available to salaried and other eligible employees of A. M. Castle & Co. and certain of its subsidiaries (collectively referred to as “the Company”). Employees of the Company are eligible to become participants in the Plan upon completion of 30 days of service for the 401(k) and matching portion of the Plan and one year of service for the profit-sharing portion of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee: The Principal Financial Group is the trustee of the Plan effective September 1, 2005. Prior to this date ABN AMRO was the trustee. The Plan’s trust fund is administered under the terms of certain trust agreements between the Company and the trustee. The trust agreements provide, among other things, that the trustee shall account for all investments, receipts, and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the fund at the close of the period.

Participant Accounts: Participants may contribute up to 100% of their compensation, as defined by the Plan, subject to Internal Revenue Code (“IRC”) limitations. Participants may also contribute up to 5% of their after-tax compensation, as defined by the Plan. Similar to pretax contributions, the earnings on these contributions accumulate on a tax-deferred basis. Participants direct the investment of their participant and employer contributions among various investment options offered by the Plan, including the common stock of the Company.

4.

A. M. CASTLE & CO.

EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employer Contributions: The employer’s matching contribution for employees of A. M. Castle & Co. is 25% of each dollar the employee contributes to the Plan up to the first 6% of the participant’s pretax compensation. The employer’s matching contribution for employees of Oliver Steel Plate Corporation is 50% of each dollar the employee contributes to the plan up to the first 6% of the participant’s pretax compensation. USWA participants receive no matching contributions. Additionally, the Company may also make profit-sharing contributions. The employer’s profit-sharing contribution to the Plan is determined at Company management’s discretion as defined by the Plan. Company profit-sharing contributions are allocated to participants’ accounts in the ratio of their yearly covered compensation to the total of all participants’ yearly covered compensation. For the year ended December 31, 2007, the Company profit-sharing contribution was $3,003,140.

Vesting: Participant contributions and earnings thereon are at all times 100% vested. For employer matching and profit-sharing contributions to the Plan and any earnings thereon, participants will be one-third vested after completing one calendar year of service. Upon completion of three years of service, participants will become two-thirds vested in the matching and profit sharing portion of the Plan, until completion of five years of service, at which time they will become fully vested in both the matching and profit-sharing portions of the Plan. In addition, the Plan contains provisions under which the entire amount credited to a participant’s account is distributable upon a participant’s disability or death.

Forfeitures: Matching contributions made by the Company may be reduced by the amount of forfeitures from employees’ matching contribution accounts. Amounts forfeited from employees’ profit sharing contribution accounts are to be allocated to eligible participants, as defined by the Plan. The amount of forfeitures, which reduced matching contributions for the year ended December 31, 2007, was $19,444. The amount of forfeitures allocated to participant accounts for the year ended December 31, 2007 was $89,940. At December 31, 2007 and 2006, there were unallocated forfeitures of $93,494 and $41,486, respectively.

Allocations of Income: Earnings of the Plan, as defined, are allocated to participants’ accounts based on the proportion of each participant’s account balance within each fund to the total account balance.

NOTE 1 - DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Participant Loans: Participants may borrow a minimum of $1,000 and a maximum of the lesser of $50,000 or 50% of their vested account balances for a specified time period, as defined in the plan document. Interest is charged on outstanding loans at one percentage point above the prime

5.

A. M. CASTLE & CO.

EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

rate in effect at the time of the loan. Loan rates are established at the beginning of each quarter. Loans are secured by the balance in the participant’s account. Upon termination of employment, participant loans (if in default) are first deducted from participant equity, with the remaining equity balance distributed to the participant.

Payment of Benefits: Distributions from the Plan will not be made until a participant retires, dies, or otherwise terminates employment with the Company. Distributions are made in cash in a lump sum or an installment basis or can be rolled over to another plan or an individual’s IRA account. Distributions are recorded when paid.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan utilizes various investment instruments, including mutual funds, a common collective fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition: Investments are stated at fair value. The fair values of common stock and mutual fund investments are based on quoted market prices as of the last day of the year. The common collective trust is valued at the fair value of participant units held by the Plan as of the last trading day of the period, as reported by the managers of the trust. Interest and dividends earned on investments, but not yet received, are included in the statements of net assets available for benefits. Participant loans are valued at the outstanding loan balances, which approximates fair value.

NOTE 1 - DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Net appreciation (depreciation) in fair value of investments is calculated as the difference between market value at January 1, or date of purchase if subsequent to January 1, and fair value at year end.

Fully benefit-responsive investment contracts included in the underlying investments of a common collective trust fund in which the Plan holds an interest are to be presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for

6.

A. M. CASTLE & CO.

EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

benefits because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts.

Management has determined that the estimated fair value of the Plan’s indirect investments in fully benefit-responsive contracts as of December 31, 2007 and 2006 approximates contract value. Accordingly, the statements of net assets available for benefits reflect no adjustment for the difference between net assets with all investments at fair value and net assets available for benefits.

Benefit Payments: Benefit payments to participants are recorded upon distribution. Included in net assets available for benefits are amounts allocated to individuals who have completed an election to withdraw from the Plan and requested that their benefits be paid but whose distributions have not yet been paid. Plan assets allocated to the accounts of these participants were $36,902 and $59,419 at December 31, 2007 and 2006, respectively.

Administrative Expenses: Administrative and trustee expenses are allocated to participants’ accounts based on the proportion of each participant’s account balance to the total of all account balances.

Effect of Newly Issued but Not Yet Effective Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning November 15, 2008, and interim periods within those fiscal

NOTE 1 - DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

years. The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefits is not anticipated to be material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Opinion for Financial Assets and Financial Liabilities. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008.

NOTE 2 - INVESTMENTS

7.

A. M. CASTLE & CO.

EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits (at fair value) as of December 31 are as follows:

2007	2006
Common collective fund
ABN AMRO Income Plus Fund	$22,184,029	$20,806,999
Mutual funds
A.M. Castle & Co. Equity Fund	25,792,840	23,747,948
Julius Baer Int Equity Fund	6,319,945	4,823,213
Vanguard Wellesley Balanced Fund	6,116,767	6,369,496
Other
A. M. Castle & Co. Common Stock	6,503,828	5,103,026

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

A. M. Castle & Co. common stock	$1,124,446

Common collective fund                                                                                                        982,227Mutual funds 4,487,884

Net appreciation of investments	$6,594,557

NOTE 3 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 2, 2002 that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan’s management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 4 - PLAN TERMINATION

Although the Company has not expressed any intent to do so, it reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in

8.

A. M. CASTLE & CO.

EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

ERISA. In the event of termination of the Plan, all participants shall become 100% vested in their accounts and no part of the trust fund shall revert to the Company.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciaryof the Plan, any party rendering service to the Plan, the employer, and certain others. Loans made to plan participants, qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

The Plan invests in the common stock of the plan sponsor, A. M. Castle & Co. This qualifies as a party-in-interest transaction. As of December 31, 2007, the fair value of this common stock held in the Plan was $6,503,828 on 239,199 shares. The fair value as of December 31, 2006 was $5,103,026 on 200,512 shares held. Dividends received by the Plan during 2007 from the common stock were $45,687.

The Company pays certain fees and expenses of the Plan. During 2007, administrative fees of $111,200 were paid by the Plan to The Principal Financial Group, which qualify as party-in-interest transactions.

9.

SUPPLEMENTARY INFORMATION

A. M. CASTLE & CO.

EMPLOYEES’ PROFIT SHARING PLAN

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2007

Name of plan sponsor: A. M. Castle & Co.

Employer identification number: 36-0879160

Three-digit plan number: 002

Participant Contributions of the Current Plan Year Not Deposited

Into the Plan Within the Time Period Described in 29 CFR 2510.3-102	$-

Plus: Delinquent Deposits of Prior Year Participant Contributions

Not Corrected Prior to the Current Plan Year	8,315

Total Delinquent Participant Contributions (line 4a of Schedule H)	8,315

Less: Amount fully corrected

By the Plan Sponssor during the Current Plan Year	(8,315)

Delinquent Deposits of Participant Contributions Constituting

Nonexempt Prohibited Transactions	$-

10.

A. M. CASTLE & CO.

EMPLOYEES’ PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Name of plan sponsor: A. M. Castle & Co.

Employer identification number: 36-0879160

Three-digit plan number: 002

(c)
(b)	Description of Investment
Identity of	Including Maturity Date,	(e)
Issue, Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value

Common Stock
*	A. M. Castle & Co.	AM Castle & Co. Common Stock	**	$6,503,828

Mutual Funds
Aston Asset
Management	Montag & Caldwell Growth Income Fund	**	12,852,185
Allianz NFJ Advisors	Dividend Value Institutional Fund	**	12,940,655
A. M. Castle & Co. Equity Fund	**	25,792,840
Aston Asset
Management	Montag & Caldwell Growth Income Fund	**	1,216,663
Allianz NFJ Advisors	Dividend Value Institutional Fund	**	3,403,273
Julius Baer	Julius Baer Int Equity Fund	**	6,319,945
Janus Investments	Mid Cap Value Fund	**	3,529,318
Royce & Assoc	Royce Value Plus Service Fund	**	3,650,128
Vanguard	Wellesley Balanced Fund	**	6,116,767
Vanguard	500 Index Fund	**	3,117,534

Common/Collective Fund
ABN AMRO	Income Plus E Fund	**	22,184,029

Participant Loans
*	Loans to participants	Maturing through 2016,
at interest rates of 5% to 10.5%	-	1,676,320

Total investments	$83,510,645

*	Represents a party in interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

11.

A. M. CASTLE & CO.

EMPLOYEES’ PROFIT SHARING PLAN

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No.’s 33-30545, and 333-118031 on Form S-8 of A.M. Castle & Co. of our report dated June 30, 2008, appearing in this Annual Report on Form 11-K of the A.M. Castle & Co. Employee’s Profit Sharing Plan for the year ended December 31, 2007.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois

June 30, 2008

12.